# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rein Therapeutics, Inc., CIK 0001420565
CUSIP: 00887A204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12407 N. MOPAC EXPY., SUITE 250 #390, AUSTIN, Texas (TX), 78758
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,500,000; shared voting power 0; sole dispositive power 4,500,000; shared dispositive power 0; aggregate amount beneficially owned 4,500,000 (5.8% of the class)
  Comment: The percentage reported herein is calculated based on 78,039,032 shares of Common Stock outstanding following the completion of the Issuer's issuance and sale of 50,000,000 shares of Common Stock, as reported in the Rule 424(b)(5) Prospectus filed by the issuer on May 4, 2026.

## Item 1. Issuer
Name of issuer: Rein Therapeutics, Inc.
Address of issuer's principal executive offices: 12407 N. Mopac Expy., Suite 250, #390, Austin, Texas 78758

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,500,000
Percent of class: 5.8%
Sole power to vote or to direct the vote: 4,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W Lytton, Reporting Person (05/06/2026)